

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2017

Lawrence A. Kenyon
Chief Financial Officer
Oncobiologics, Inc.
7 Clarke Drive
Cranbury, New Jersey 08512

      Re: Oncobiologics, Inc.
          Revised Preliminary Proxy Statement on Schedule 14A
          Filed September 27, 2017
          File No. 001-37759

Dear Mr. Kenyon:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                            Division of Corporation Finance
                                          Office of Healthcare & Insurance